

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



04009090

February 19, 2004

J. Anthony Terrell
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019-6092

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/19/2004

Re: Avista Corporation
Incoming letter dated January 8, 2004

Dear Mr. Terrell:

This is in response to your letter dated January 8, 2004 concerning the shareholder proposal submitted to Avista by Richard Rush. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mr. Richard Rush
603 W. 14th Avenue
Spokane, WA 99204-3719

104918

DEWEY BALLANTINE LLP

1301 AVENUE OF THE AMERICAS
NEW YORK 10019-6092
TEL 212 259-8000 FAX 212 259-6333

January 8, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avista Corporation
File No. 1-3701
Richard Rush Shareholder Proposal

Ladies and Gentlemen:

We are counsel to Avista Corporation, a Washington corporation ("Avista" or the "Company"). On December 1, 2003, Avista received a proposed shareholder resolution (together with preambles and supporting statement, the "Proposal") from Mr. Richard Rush, an individual shareholder residing in Washington (the "Proponent"), for inclusion in the Company's proxy soliciting materials (the "2004 Proxy Statement") relating to the Company's Annual Meeting of Shareholders to be held May 13, 2004.

Avista is a public utility company which provides electric service in eastern Washington and northern Idaho and natural gas service in eastern Washington, northern Idaho, northeast and southwest Oregon and the South Lake Tahoe region of California. The Company's utility assets are located in the foregoing areas and in Montana. Avista's common stock is listed on the New York Stock Exchange. Reference is made to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

On behalf of Avista, we hereby notify the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") of Avista's intention to exclude the Proposal from its 2004 Proxy Statement on the bases set forth below. We respectfully request that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Avista excludes the Proposal from its 2004 Proxy Statement.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing six copies of this letter. One copy of this letter, with copies of all enclosures, is being simultaneously sent by overnight delivery to the Proponent.

I. The Proposal

Set forth below is the text of the Proposal:

> Whereas Avista Corporation is an integral part of the eastern Washington economy and
>
> Whereas Avista has been headquartered in Spokane Washington for over 100 years and
>
> Whereas the ownership of the Corporation has historically and traditionally been largely based in its service area and
>
> Whereas the employees, ratepayers and citizens of Avista's service area have a vital stake in the region's economic health and in the civic stewardship provided by the Corporation and
>
> Whereas a bill has been introduced in the United States Congress that would repeal the Public Utility Company Holding Act of 1935 [sic], making the Corporation more vulnerable to acquisition by absentee ownership,
>
> Be it resolved that the shareholders of Avista Corporation recommends [sic] that the Board of Directors adopt a resolution that, should any acceptable offer for purchase of the Corporation be tendered, the Corporation shall offer a first right of refusal to its employees, customers and any citizens within its service area. Such right may be for a specified time period (e.g. 120 days) and the Corporation will make every reasonable effort to facilitate its sale to these entities via newspaper, television, radio, bill inserts and any other medium Corporation believes would be effective to give proper and thorough notice of offer.
>
> Statement in support of Shareholder Proposal
>
> Avista Corporation is one of the cornerstones of the eastern Washington economy. The services the Corporation provides are basic to the maintenance of a healthy and thriving regional economy. The jobs and economic multiplier the Corporation provides to the community are essential to the quality of life in eastern Washington. Local control of this vital economic resource will best serve the shareholders and customers of the Corporation. Please vote in favor of this proposal.

For convenience, the term "Transaction", as hereinafter used in this letter, means any acquisition of control of the Company (whether by tender offer, merger or other business combination) or any acquisition of all or substantially all of the assets of the Company.

II. Reasons for Excluding the Proposal

Avista believes that the Proposal may properly be omitted from its 2004 Proxy Statement pursuant to Rule 14a-8(i)(3) under the Exchange Act as violating the proxy rules, namely Rule 14a-9. In addition, the Proposal, if implemented, would result in current and future violations of Washington state law, rendering the Proposal excludable under Rule 14a-8(i)(2). Finally, the Proposal involves matters which, under Washington state law, are within the province of the Board of Directors, rendering the Proposal excludable under Rule 14a-8(i)(1).

A. <u>The Proposal may be omitted pursuant to Rule 14a-8(i)(3) - "*Violation of Proxy Rules*".</u>

Rule 14a-8(i)(3) permits the omission of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules". This includes Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

1. <u>Specific statements in the preambles and supporting statement violate Rules 14a-8(i)(3) and 14a-9 in that they are false, misleading and/or unsupported.</u>

The Staff has routinely permitted the exclusion of portions of a proposal that contain vague, false or misleading statements, inappropriately cast the proponent's opinions as statements of fact or otherwise fail to appropriately document assertions of fact. *See Long Island Lighting Company (pub. avail. March 1, 1974), Phillips Petroleum Company (Pub. Avail. Feb. 27, 1975), Boeing Company (pub. avail. Mar. 8, 1976), <u>Dyer v. Securities and Exchange Commission</u>, 287 F.2d 773 (8th Cir. 1961), Swift Transportation Co., Inc. (pub. avail. Apr. 1, 2003), Kohl's Corp. (pub. avail. Mar. 10, 2003), Weyerhaeuser Co. (pub. avail. Jan. 15, 2003), Peoples Energy Corp. (pub. avail. Nov. 3, 2002), and Staff Legal Bulletin No. 14 (Jul. 13, 2001) (where the Staff states that shareholders "should provide factual support for statements in the proposal and supporting statements or phrase statements as their opinion where appropriate").*

We believe the Proposal should be excluded from the 2004 Proxy Statement under Rule 14a-8(i)(3) because the following statements contained in the preambles and supporting statement to the Proposal are false, misleading and/or unsupported, all contrary to Rule 14a-9:

(a) **"Whereas the *ownership* of the Corporation has historically and traditionally been largely based in its service area..."; "*Local control* of this vital economic resource will best serve the shareholders and customers of the Corporation."** [emphasis added]

The language in these sentences is false and misleading and should be excluded pursuant to Rule 14a-9. In fact, the Company is a Fortune 500 publicly held corporation whose stock is listed on the New York Stock Exchange. As shown in <u>Exhibit A</u>, as of December 3, 2003, 56% of the Company's common stock was held by large institutional investors throughout the United States. While we do not have a specific geographic breakdown of the remaining 44% of common stock owned by individual shareholders, we think it would not be out of line to assume, given the fact that the stock is freely and actively traded on the NYSE, that at least some significant number of individual shareholders do not reside in the Inland Northwest.

The Proponent has provided no factual support for the statement that the Company is now, or has been in the past, locally owned, and, in fact, the statement is untrue, as explained above. It would not even be possible for Proponent to recast these statements as his own personal opinion, because the evidence provided in Exhibit A directly contradicts such a statement.

In addition, to the extent that members of its Board of Directors "control" Avista within the meaning of the Proposal, it must be noted that, of the eleven (11) members of the Company's Board of Directors, only four (4) are based in Spokane or other parts of "eastern Washington". The reference in the Proposal to "local control" is therefore false and misleading.

(b) **"Whereas a bill has been introduced in the United States Congress that would repeal the Public Utility Company Holding Act of 1935 [sic], making the Corporation more vulnerable to acquisition by absentee ownership,"**

This language is misleading and should be excluded pursuant to Rule 14a-9 because it does not accurately reflect the current status of the political movement to repeal the Public Utility Holding Company Act of 1935, as amended ("PUHCA"). The repeal of PUHCA was part of a larger bill seeking to broadly reform the United States' energy policies (the "Energy Bill"). On November 24, 2003, Congress ended its session and broke for recess without taking any further action on the Energy Bill. It is not clear if, when or to what extent PUHCA will be amended or repealed.

Even assuming, for argument's sake, that the repeal of PUHCA were still an active part of Congress' agenda, the Proponent provides no factual support for his contention, stated as absolute fact, that the repeal of PUHCA would make "the Corporation more vulnerable to acquisition by absentee ownership". In fact, as described above, the Company is already owned by a wide variety of individuals and institutions throughout the United States. Any potential "acquisition" by other individuals or institutions located outside of eastern Washington would only serve to replicate, directly or indirectly, the current "absentee ownership" of the Company.

(c) **"Whereas Avista Corporation is an integral part of the eastern Washington economy . . ."; "whereas the employees, ratepayers and citizens of Avista's service area have a vital stake in the region's economic health and in the civic stewardship provided by the Corporation . . ."; "Avista Corporation is one of the cornerstones of the eastern Washington economy. The services the Corporation provides are basic to the maintenance of a healthy and thriving regional economy. The jobs and economic multiplier the Corporation provides to the community are essential to the quality of life in eastern Washington."**

All of these statements should be excluded pursuant to Rule 14a-9 in that they present Proponent's opinion about the economic influence of the Company without providing any factual support. In addition, Proponent provides no explanation as to how the Proposal would serve to maintain the status quo, or how the failure to adopt the Proposal would lead to a change in the status quo.

The Proponent clearly implies, through his repeated use of this type of language, that if the Proposal is not adopted, Avista will cease to be a vital part of the "eastern Washington" economy, will cease to provide civic stewardship, and will possibly cease to provide jobs and services in the community. We can only assume that Proponent means that actual "absentee ownership" would result in the economic consequences he describes, and not simply the absence of a right of first refusal, because such a "right" would not necessarily preclude "absentee ownership". As discussed above, however, the Company is already owned largely by institutions and individuals that are not based in the Inland Northwest.

Even assuming, for argument's sake, that "absentee ownership" did not exist now but would occur sometime in the future absent adoption of the Proposal, it would still not be true that such a change would naturally lead to any significant loss of jobs and services. Substantially all of the Company's assets consist of utility plant - i.e. facilities for the generation, transmission and distribution of electric energy and for the storage and distribution of natural gas. These facilities simply cannot be picked up and moved from one location to another, and the very nature of a utility company requires it to actually provide electric and/or gas service to customers in a designated geographic area. The majority of jobs that Avista provides in the Inland Northwest are tied to these facilities, and, consequently, the Company must employ individuals who are located in a geographically convenient area. It would be physically and economically impracticable (if not impossible) to have transmission lines in Oregon and line workers in Ohio, or generating plants in Montana with technicians in Mississippi. At most, the senior management of the Company could move out of the region, but the Proposal would actually do nothing to prevent this from happening. Even in the absence of some sort of "sale" Transaction as contemplated by the Proponent, the Company's corporate headquarters could simply be moved elsewhere at any time.

Furthermore, the Proposal is misleading in that it suggests that the Company's business is limited to "eastern Washington" when, in fact, as mentioned above and in subsection (2)(a) below, the Company provides utility services in four (4) states and has significant assets in five (5) states.

2. The entire Proposal generally violates Rules 14a-8(i)(3) and 14a-9 in that it is so vague and indefinite as to be misleading.

The Staff has routinely recognized that a shareholder proposal may be omitted when it is so vague and indefinite that neither the shareholders nor the board of directors would be able to determine, to any reasonable degree of certainty, what action would be taken upon approval of the proposal. *See Dyer, and "no-action" letters cited above to Long Island Lighting Company, Phillips Petroleum Company and Boeing Company. See also "no action" letters to International Business Machines Corporation (pub. avail. Dec. 20, 2001), citing Joseph Schlitz Brewing Company (pub. avail. Mar. 21, 1977), Exxon Corporation (pub. avail. Jan. 29, 1992), American International Group, Inc. (Jan. 14, 1999), CCBT Bancorp, Inc. (Apr. 20, 1999), General Electric Company (pub. avail. Feb. 5, 2003), The Proctor and Gamble Company (pub. avail. Oct. 25, 2002) and IDACORP, Inc. (pub. avail. Jul. 19, 2002).* The Proposal may be omitted under Rules 14a-8(i)(3) and 14a-9 in that it is, in its entirety, vague, unclear, indefinite and ambiguous in the following respects:

(a) The proposal is vague and unclear as to who should receive the right of first refusal. The Company's "service area", which is referred to in the fourth (4th) preamble and in the proposed resolution, is much broader than the area referred to in the first two preambles and in the supporting statement (i.e., eastern Washington), and the Proposal is ambiguous about how every qualified employee, customer and citizen of the Company's service area (the "Benefited Class") would be identified. The Company's "service area" in fact includes, in addition to eastern Washington:

(i) northern Idaho (in which the Company provides electric and gas utility service);

(ii) a small portion of western Montana (in which the Company provides electric utility service to its employees who operate certain of its facilities located there); and

(iii) northeast and southwest Oregon (in which the company provides gas utility service); and South Lake Tahoe, California and environs (in which the Company provides gas utility service).

It is not clear whether citizens of all these areas would be beneficiaries of this "first right of refusal" or whether the Proponent would have the Company discriminate against those located outside of eastern Washington; whether or not members of the Benefited Class must also be customers or employees of the Company; whether or not, or for how long, they must have been or remain members of the Benefited Class; or whether or not a person would cease to be a member of the Benefited Class if he or she moved out of the service area before a Transaction under contract were consummated;

(b) The Proposal is ambiguous and unclear as to what action the Company would be required to take if the Proposal were approved. There is no way of determining how the Company could effectively grant the right of first refusal to, or enter into a Transaction with, members of such an amorphous agglomeration as the Benefited Class. Additionally, while the Proposal appears to suggest means by which the Company could invite offers by members of the Benefited Class (i.e., newspaper, television, radio, etc.), the Proposal is silent as to how:

(i) the Company would ever know if it had fulfilled its obligations;

(ii) members of the Benefited Class could effectively accept such invitation; or

(iii) the Company could prevent the invitation from being received and acted upon by persons not within the Benefited Class.

(c) The Proposal is ambiguous and unclear as to when the proposed right of first refusal would be triggered. It does not specify the criteria to be used in determining whether or not an offer purporting to be made by a member or members of the Benefited Class truly qualifies as an offer contemplated by the Proposal; among other things, the Proposal does not specify whether an offer, in order to qualify under the Proposal, must be made on behalf of all members of the Benefited Class or whether it could be made by one individual or business entity located in the service area; or whether such an offer could be made on behalf of persons (individuals and/or business entities) who are members of the Benefited Class and, in addition, other persons who are not such members;

(d) The Proposal does not specify the criteria to be used in comparing any offer by members of the Benefited Class to a Transaction already approved by the Board and/or to any uninvited offer by a third party not a member of the Benefited Class; and

(e) The Proposal is unclear as to whether a preference should be given to an equivalent offer by members of the Benefited Class or whether such an offer should be superior to the Transaction already approved by the Board.

In short, the Company would not be able to determine how to implement the Proposal, if adopted, because of all the unanswered questions it raises.

Finally, the Proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 because it implies that the Board of Directors has final decision-making authority with reference to a Transaction, and that, absent the implementation of the Proposal, the interests of the Benefited Class would be unprotected. The Proposal fails to state that any Transaction would have to be approved in some manner by the shareholders of the Company - generally, either the affirmative vote of shareholders approving a merger or share exchange or the acceptance by shareholders of a tender offer. In addition, the Proposal fails to state that any Transaction would also require the approval of state regulatory commissions in Washington, Idaho and Oregon (as well as possibly Montana and California) and of the Federal Energy Regulatory Commission and possibly of the Securities and Exchange Commission. To the extent that the interests of the Benefited Class should be taken into consideration, the required approvals of these agencies should adequately protect such interests.

B. The Proposal may be omitted pursuant to Rule 14a-8(i)(2) - *"Violation of Law"*.

Rule 14a-8(i)(2) permits the omission of a shareholder proposal "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject". The Proposal, if implemented, would result in current and future violations of Washington law.

1. Relevant provisions of Washington law.

Under Washington law, "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors. REVISED CODE OF WASHINGTON ("RCW") §23B.08.010.

Further, each director is required to discharge his or her duties as a director:

"(a) In good faith;

(b) With the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

(c) In a manner the director reasonably believes to be in the best interests of the corporation." RCW §23B.08.300(1).

Finally, Washington law provides generally that, in every acquisition or business combination by means of a merger or share exchange:

- the board of directors of each company must adopt a plan of merger or share exchange;

- the board of directors of the company to be acquired must submit the plan to the company's shareholders for approval; and

- except in special circumstances such as where the board would have a conflict of interest, the board of directors of each company whose shareholders are to approve the plan, must recommend the plan to the shareholders. RCW §§23B.11.010, 23B.11.020 and 23B.11.030.

2. The Proposal, if implemented, would result in one or more breaches by members of the Board of Directors of their fiduciary duties.

It is clear that, under Washington law, the board of directors owes fiduciary duties to the corporation, and not to other constituencies, and that it is the shareholders of the corporation, and not other constituencies, who are ultimately entitled to approve acquisitions or business combinations by means of merger or share exchange.

The adoption by the Board of Directors of the resolution contemplated in the Proposal would result in a current breach of the Board's fiduciary duty to the Company, since such resolution would require the Company to grant a right of first refusal and such right, however styled, (a) would be granted without any consideration to the Company or its shareholders and (b) would likely have the effect of discouraging other parties from making an offer for a Transaction with the Company and/or making any Transaction substantially more difficult to accomplish. The "first right of refusal" contemplated by the Proposal would have to be adequately disclosed in the Company's periodic reports filed under the Exchange Act and readers thereof would logically infer that any person proposing a Transaction with the Company would be a "stalking horse" for offers by members of the Benefited Class or anyone else. The Company has been advised by its financial advisors that the Proposal, if implemented, would likely have the effect of discouraging parties from entering into an agreement for a Transaction with the Company. While the Company does not currently have any tangible evidence that the adoption of the Board resolution would have an immediate negative impact on the market value of its outstanding securities, it is clear that the requirement to grant a right of first refusal, together with the lack of any consideration for this right, would be adverse to the interests of the Company and its shareholders.

In addition, while many jurisdictions have statutes that expressly require or permit a board of directors to consider the effect of a Transaction on constituencies other than the shareholders, the State of Washington is among the states which require directors to act only in a manner which they believe to be in the best interests of the corporation. Although the effect of a Transaction on employees, customers and the local communities could be considered by the Board of Directors (along with all other relevant factors), under Washington law such effect could be taken into account only to the extent that it is deemed pertinent to the determination of what is in the best interests of the Company. If the resolution contemplated in the Proposal were adopted by the Board of Directors, the Board would be in immediate breach of its fiduciary duties because, contrary to Washington law, such resolution would impose on the Board a requirement to give preference to the interests of the Benefited Class over, and absent any relationship to, the interests of the Company and its shareholders. If a party were interested in entering into an agreement for a Transaction with the Company and the Board of Directors, after evaluating the proposed terms as well as the anticipated benefits of the Transaction to the Company, deemed the proposed Transaction "acceptable", the Board would nevertheless be prohibited by its resolution from accepting the offer and submitting it to the shareholders for approval. Rather, the Board of Directors would first be obligated to spend a significant amount of time and effort going through the exercise of attempting to attract competing offers from potential buyers within the Benefited Class, regardless of how advantageous to the Company the original offer might be. This, of course, would create a substantial risk that the original offer would eventually be taken off the table.

3. Implementation of the Proposal would be inconsistent with, or prevent the Company from following, the statutory scheme.

It is clear that under Washington law the Board of Directors has primary responsibility to evaluate proposed Transactions and, to the extent that a specific Transaction is first approved by the Board, to submit such Transaction to the shareholders for approval and, indeed, to recommend such approval. Furthermore, in the case of an unsolicited tender offer for shares of a corporation, the board of directors would normally make a recommendation to the shareholders as to whether to accept or reject the tender offer.

As discussed above, the intended effect of the resolution to be adopted currently by the Board of Directors, as contemplated by the Proposal, would be to remove from the Board of Directors, with respect to any Transaction contemplated in the future, (1) generally, the statutory power and obligation to manage the Company and exercise its corporate powers (as provided in RCW §23B.08.010) and (2) more specifically, the statutory responsibilities to evaluate and recommend a proposed Transaction, acting in what the Board of Directors determines are the best interests of the Company (as provided generally in RCW §32B.08.300(1)(c) and as contemplated specifically in RCW §§23B.11.020 and 23B.011.030).

The Proposal, if implemented, would result in violations of Washington law by preventing the Board of Directors from following the statutory scheme set forth in the RCW. As discussed above, upon finding an offer "acceptable", the Board of Directors would be prohibited from accepting the proposed Transaction and recommending it to shareholders but, on the contrary, would be bound by the Proposal to "shop" the Transaction to the members of the Benefited Class. The Board would presumably continue to be so bound even if it subsequently determined that the original proposed Transaction was no longer in the Company's best interests and the Board were otherwise disposed to abandon such Transaction, as specifically permitted by RCW §23B.11.030(9).

4. Miscellaneous.

We note also, as a general matter, that the current adoption by the Board of Directors of the resolution contemplated by the Proposal would be a current breach of the Board's fiduciary duties, and hence a violation of law, as being a limitation on its discretionary power and obligation to act in the best interests of the Company and its shareholders in the future.

Since the Proposal does not disclose the potential breaches of fiduciary duty and other violations of and/or conflicts or inconsistencies with Washington law discussed above in this section B, the Proposal may also be omitted under Rules 14a-8(i)(3) and 14a-9.

C. The Proposal may be omitted pursuant to Rule 14a-8(i)(1) - *"Improper Under State Law".*

Rule 14a-8(i)(1) permits the omission of a shareholder proposal "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization". As discussed in section B above, the Proposal involves matters which, under Washington law, are within the province of the Board of Directors.

The note to Rule 14a-8(i)(1) suggests that a proposal which would not be proper under state law if it would be binding upon the company would nevertheless be proper under state law (and hence not excludable from proxy soliciting materials) if cast as a recommendation or request that the board of directors take specified action.

In order to appear to fall within the note to Rule 14a-8(i)(1), the Proposal is styled as a "recommendation". However, that "recommendation" does not relate to any "specified action" currently contemplated, such as, for example, a recommendation to build a merchant power plant in India. Rather, the "recommendation" is that the Board of Directors currently adopt a resolution which would mandate a particular course of conduct in the future, taking away from the Board the authority, the obligation and the discretion to determine the best interests of the Company and its shareholders in the future and to act upon such determination. It is our view that this is within neither the letter nor the spirit of the note to Rule 14a-8(i)(1).

Moreover, as discussed in section B, the adoption by the Board of Directors of the resolution contemplated in the Proposal would result in current and future breaches by the Board of Directors of its fiduciary duties and other violations of and/or conflicts or inconsistencies with Washington law. We submit that any shareholder proposal that would, if implemented, result in any such breaches, violations, conflicts and/or inconsistencies is not a proper subject for action by shareholders within the meaning of Rule 14a-8(i)(1), whether styled as a mandate or a recommendation.

III. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff advise Avista that it will not recommend any enforcement action to the Commission if Avista excludes the Proposal from its 2004 Proxy Statement. We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Please do not hesitate to call me at (212) 259-7070 if I can be of any further assistance in this matter. In my absence, you may contact my partner, Michael F. Fitzpatrick, Jr. at (212) 259-6670 or my associate, Samantha L. Dow, at (212) 259-6159.

Very truly yours,

DEWEY BALLANTINE LLP, Counsel for
Avista Corporation



By: ______________________
J. Anthony Terrell

cc: David J. Meyer, Esq. Senior Vice President and General Counsel
Ms. Karen S. Feltes, Vice President and Corporate Secretary
Scott L. Simpson, Esq.
Mr. Richard Rush

Exhibit A

Ticker: ava Position Change: all View: standard Order By: value

AVISTA CORP COM (AVA)

Industry: Electric Utilities

Market Cap	$ 821,287,000
Recent Share Price	$ 17.00
Shares Outstanding	48,311,000

Current Owners	146
Liquidated Positions	12
Initiated Positions	12
Ownership	56.26%
Top 10 Owners	30.84%

Legend: new increased decreased unchanged

Institution Name	Value	Shares	% Held	Qtr End	Qtr Change
CASCADE INVESTMENT LLC	$ 50,697,400.00	2,982,200	6.1729%	09/30/2003	0
BARCLAYS GLOBAL INVESTORS, N.A.	$ 47,392,039.00	2,787,767	5.7705%	09/30/2003	273,768
ICM ASSET MANAGEMENT, INC.	$ 29,024,100.00	1,707,300	3.5340%	09/30/2003	191,150
DONALD SMITH & CO., INC.	$ 21,236,400.00	1,249,200	2.5857%	09/30/2003	<115,700>
JENNISON ASSOCIATES LLC	$ 20,714,500.00	1,218,500	2.5222%	09/30/2003	<224,300>
DIMENSIONAL FUND ADVISORS, INC.	$ 19,380,000.00	1,140,000	2.3597%	09/30/2003	<35,600>
ROTHSCHILD ASSET MANAGEMENT, INC. (US)	$ 18,590,469.00	1,093,557	2.2636%	09/30/2003	1,093,557
GOLDMAN SACHS ASSET MANAGEMENT (US)	$ 18,110,219.00	1,065,307	2.2051%	09/30/2003	225,321
SSGA FUNDS MANAGEMENT	$ 14,131,726.00	831,278	1.7207%	09/30/2003	68,774
LSV ASSET MANAGEMENT	$ 14,025,000.00	825,000	1.7077%	09/30/2003	59,500
FISHER INVESTMENTS, INC.	$ 13,931,500.00	819,500	1.6963%	09/30/2003	<51,500>
VANGUARD GROUP	$ 13,599,456.00	799,968	1.6559%	09/30/2003	<7,813>
TCW ASSET MANAGEMENT CO.	$ 11,035,550.00	649,150	1.3437%	09/30/2003	<54,100>
TIAA-CREF INVESTMENT MANAGEMENT LLC	$ 10,121,919.00	595,407	1.2324%	09/30/2003	3,500
NORTHERN TRUST GLOBAL INVESTMENTS	$ 6,773,854.00	398,462	0.8248%	09/30/2003	<217>
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM	$ 6,684,400.00	393,200	0.8139%	09/30/2003	71,600
FRANKLIN PORTFOLIO ASSOCIATES	$ 6,383,500.00	375,500	0.7773%	09/30/2003	72,300
MORGAN STANLEY & CO., INC.	$ 6,317,761.00	371,633	0.7693%	09/30/2003	187,083
RUSSELL INVESTMENT GROUP	$ 6,118,300.00	359,900	0.7450%	09/30/2003	<57,600>
ARONSON + JOHNSON + ORTIZ LP	$ 5,858,200.00	344,600	0.7133%	09/30/2003	0
KENNEDY CAPITAL MANAGEMENT, INC.	$ 5,827,600.00	342,800	0.7096%	09/30/2003	32,300
TEACHER RETIREMENT SYSTEM OF TEXAS	$ 5,446,800.00	320,400	0.6632%	09/30/2003	11,500
CLOVER CAPITAL MANAGEMENT, INC.	$ 5,078,750.00	298,750	0.6184%	09/30/2003	298,750
SCHNEIDER CAPITAL MANAGEMENT LP	$ 4,700,075.00	276,475	0.5723%	09/30/2003	<2,825>

ANGELO, GORDON & CO. LP	$ 4,593,400.00	270,200	0.5593%	09/30/2003	270,200
DEUTSCHE BANK (NY)	$ 4,169,488.00	245,264	0.5077%	09/30/2003	<51,938>
MELLON BANK ASSET MGMT. (MELLON CAPITAL MGMT.)	$ 3,843,122.00	226,066	0.4679%	09/30/2003	30,301
WELLINGTON MANAGEMENT CO. LLP	$ 3,831,800.00	225,400	0.4666%	09/30/2003	0
NEW YORK STATE TEACHERS RETIREMENT SYSTEM	$ 3,690,700.00	217,100	0.4494%	09/30/2003	0
BANC OF AMERICA CAPITAL MANAGEMENT LLC	$ 3,611,684.00	212,452	0.4398%	09/30/2003	<8,325>
PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES RETIREMENT SYST	$ 3,139,900.00	184,700	0.3823%	09/30/2003	<31,100>
VAN KAMPEN ASSET MANAGEMENT	$ 2,973,334.00	174,902	0.3620%	09/30/2003	<1,807>
MORGAN STANLEY INVESTMENT MANAGEMENT (NY)	$ 2,895,695.00	170,335	0.3526%	09/30/2003	20,100
AMERICAN EXPRESS FINANCIAL ADVISORS	$ 2,659,565.00	156,445	0.3238%	09/30/2003	16,357
LOTSOFF CAPITAL MANAGEMENT	$ 2,519,247.00	148,191	0.3067%	09/30/2003	62,961
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM	$ 2,392,308.00	140,724	0.2913%	09/30/2003	0
DREYFUS INVESTMENT ADVISORS, INC.	$ 2,301,800.00	135,400	0.2803%	09/30/2003	<8,900>
PRUDENTIAL INVESTMENTS	$ 2,269,840.00	133,520	0.2764%	09/30/2003	<22,252>
BYRAM CAPITAL MANAGEMENT, LLC	$ 2,239,580.00	131,740	0.2727%	09/30/2003	4,990
SAFECO ASSET MANAGEMENT	$ 2,230,400.00	131,200	0.2716%	09/30/2003	<500>
CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.	$ 2,102,900.00	123,700	0.2560%	09/30/2003	<5,500>
NORTHERN TRUST CO. OF CONNECTICUT	$ 1,781,600.00	104,800	0.2169%	09/30/2003	1,500
JACOBS LEVY EQUITY MANAGEMENT, INC.	$ 1,773,100.00	104,300	0.2159%	09/30/2003	<245,700>
MERRILL LYNCH INVESTMENT MANAGERS, INC.	$ 1,698,725.00	99,925	0.2068%	09/30/2003	10,900
THE FLORIDA STATE BOARD OF ADMINISTRATION	$ 1,681,895.00	98,935	0.2048%	09/30/2003	<10,294>
PUTNAM INVESTMENT MANAGEMENT, INC.	$ 1,644,563.00	96,739	0.2002%	09/30/2003	40,000
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.	$ 1,564,000.00	92,000	0.1904%	09/30/2003	86,200
OHIO PUBLIC EMPLOYEES RETIREMENT SYSTEM	$ 1,531,836.00	90,108	0.1865%	09/30/2003	3,500
NISA INVESTMENT ADVISORS LLC	$ 1,497,700.00	88,100	0.1824%	09/30/2003	11,800
RENAISSANCE TECHNOLOGIES CORP.	$ 1,273,300.00	74,900	0.1550%	09/30/2003	<5,800>
INVESCO INSTITUTIONAL (N.A.), INC.	$ 1,263,100.00	74,300	0.1538%	09/30/2003	58,000
JPMORGAN INVESTMENT MANAGEMENT, INC. (US)	$ 1,262,675.00	74,275	0.1537%	09/30/2003	<23,650>
WELLS FARGO INVESTMENTS LLC	$ 1,248,514.00	73,442	0.1520%	09/30/2003	<40,582>

ALLIANCE CAPITAL MANAGEMENT, INC.	$ 1,216,588.00	71,564	0.1481%	09/30/2003	<2,560>
UNION BANK OF CALIFORNIA, N.A.	$ 1,057,400.00	62,200	0.1287%	09/30/2003	61,900
CHICAGO EQUITY PARTNERS LLC	$ 1,042,100.00	61,300	0.1269%	09/30/2003	<6,900>
SATURNA CAPITAL CORP.	$ 1,020,000.00	60,000	0.1242%	05/31/2003	0
STATE TEACHERS RETIREMENT SYSTEM OF OHIO	$ 1,016,600.00	59,800	0.1238%	09/30/2003	<37,400>
MUNDER CAPITAL MANAGEMENT	$ 911,285.00	53,605	0.1110%	09/30/2003	<2,867>
BRANDYWINE ASSET MANAGEMENT, INC.	$ 860,200.00	50,600	0.1047%	09/30/2003	0
JPMORGAN CHASE BANK	$ 851,700.00	50,100	0.1037%	09/30/2003	0
GRANTHAM, MAYO, VAN OTTERLOO LLC	$ 810,900.00	47,700	0.0987%	09/30/2003	<24,800>
BERNO, GAMBAL & BARBEE, INC.	$ 778,600.00	45,800	0.0948%	09/30/2003	0
PRINCIPAL GLOBAL INVESTORS (US)	$ 737,018.00	43,354	0.0897%	09/30/2003	5,178
THRIVENT INVESTMENT MANAGEMENT, INC.	$ 695,300.00	40,900	0.0847%	09/30/2003	<100>
GAMCO INVESTORS, INC.	$ 680,000.00	40,000	0.0828%	09/30/2003	0
ING AELTUS INVESTMENT MANAGEMENT, INC.	$ 675,580.00	39,740	0.0823%	09/30/2003	9,900
DEUTSCHE BANK SECURITIES, INC.	$ 675,376.00	39,728	0.0822%	09/30/2003	<8,854>
SMITH BARNEY ASSET MANAGEMENT	$ 672,316.00	39,548	0.0819%	09/30/2003	4,313
DEUTSCHE ASSET MANAGEMENT	$ 666,400.00	39,200	0.0811%	09/30/2003	<150,700>
PANAGORA ASSET MANAGEMENT, INC.	$ 666,400.00	39,200	0.0811%	09/30/2003	28,900
MARTINGALE ASSET MANAGEMENT LP	$ 649,400.00	38,200	0.0791%	09/30/2003	27,900
PROFUND ADVISORS LLC	$ 628,592.00	36,976	0.0765%	09/30/2003	<13,436>
FLEET NATIONAL BANK	$ 579,700.00	34,100	0.0706%	09/30/2003	<100>
FRIEDMAN, BILLINGS & RAMSEY INVESTMENT, INC.	$ 571,200.00	33,600	0.0695%	09/30/2003	1,400
NEW YORK LIFE INVESTMENT MANAGEMENT LLC	$ 563,142.00	33,126	0.0686%	09/30/2003	9,672
COMERICA BANK	$ 543,966.00	31,998	0.0662%	09/30/2003	800
PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF COLORADO	$ 540,600.00	31,800	0.0658%	09/30/2003	<46,900>
GENERAL MOTORS ASSET MANAGEMENT	$ 538,900.00	31,700	0.0656%	09/30/2003	<12,300>
ARK ASSET MANAGEMENT CO., INC.	$ 479,400.00	28,200	0.0584%	09/30/2003	0
FREEMAN ASSOCIATES INVESTMENT MANAGEMENT LLC	$ 467,500.00	27,500	0.0569%	09/30/2003	2,100
WELLS CAPITAL MANAGEMENT, INC.	$ 459,374.00	27,022	0.0559%	09/30/2003	<10>
M&T ASSET MANAGEMENT	$ 431,800.00	25,400	0.0526%	09/30/2003	0
BAILARD, BIEHL & KAISER, INC.	$ 418,200.00	24,600	0.0509%	09/30/2003	1,300
OPPENHEIMERFUNDS, INC.	$ 413,100.00	24,300	0.0503%	09/30/2003	15,000
METLIFE INVESTMENTS	$ 409,071.00	24,063	0.0498%	09/30/2003	0

UNITED STATES TRUST CO. OF NEW YORK	$ 402,067.00	23,651	0.0490%	09/30/2003	2,200
PALOMA PARTNERS MANAGEMENT CO.	$ 399,500.00	23,500	0.0486%	09/30/2003	<1,300>
AMALGAMATED BANK OF NEW YORK	$ 388,280.00	22,840	0.0473%	09/30/2003	<7,332>
AIG GLOBAL INVESTMENT GROUP	$ 350,149.00	20,597	0.0426%	09/30/2003	2,267
LOS ANGELES CAPITAL MGMT & EQUITY RESEARCH, INC.	$ 344,046.00	20,238	0.0419%	09/30/2003	<13,590>
HIGHBRIDGE CAPITAL MANAGEMENT LLC	$ 340,204.00	20,012	0.0414%	09/30/2003	9,400
IBM RETIREMENT PLAN	$ 333,982.00	19,646	0.0407%	09/30/2003	19,646
GEODE CAPITAL MANAGEMENT LLC	$ 324,207.00	19,071	0.0395%	09/30/2003	19,071
BOK INVESTMENT ADVISERS, INC.	$ 312,800.00	18,400	0.0381%	08/31/2003	1,295
TRUSCO CAPITAL MANAGEMENT, INC.	$ 286,518.00	16,854	0.0349%	09/30/2003	16,854
S.A.C. CAPITAL ADVISORS LLC	$ 285,600.00	16,800	0.0348%	09/30/2003	16,800
GOLDEN CAPITAL MANAGEMENT LLC	$ 280,925.00	16,525	0.0342%	09/30/2003	0
CITADEL INVESTMENT GROUP LLC	$ 273,700.00	16,100	0.0333%	09/30/2003	<28,500>
MAXIM CAPITAL MANAGEMENT LLC	$ 269,110.00	15,830	0.0328%	09/30/2003	<2,900>
COOPER NEFF ADVISORS, INC.	$ 264,673.00	15,569	0.0322%	09/30/2003	15,569
MERRILL LYNCH, PIERCE, FENNER & SMITH, INC.	$ 255,918.00	15,054	0.0312%	09/30/2003	<1,725>
US BANCORP ASSET MANAGEMENT, INC.	$ 247,214.00	14,542	0.0301%	09/30/2003	<249>
CREDIT SUISSE FIRST BOSTON, INC.	$ 243,984.00	14,352	0.0297%	09/30/2003	<14,445>
PARAMETRIC PORTFOLIO ASSOCIATES	$ 231,336.00	13,608	0.0282%	09/30/2003	621
HARTFORD INVESTMENT MANAGEMENT CO., INC.	$ 221,340.00	13,020	0.0270%	09/30/2003	<20>
ALLSTATE INVESTMENT MANAGEMENT CO.	$ 214,200.00	12,600	0.0261%	09/30/2003	2,000
BENNNICAS & ASSOCIATES	$ 208,250.00	12,250	0.0254%	09/30/2003	0
UBS SECURITIES LLC	$ 205,768.00	12,104	0.0251%	09/30/2003	18
BNY INVESTMENT ADVISORS	$ 163,659.00	9,627	0.0199%	09/30/2003	4,250
PADCO ADVISORS, INC. (RYDEX GLOBAL)	$ 161,636.00	9,508	0.0197%	09/30/2003	1,468
KENTUCKY TEACHERS RETIREMENT SYSTEM	$ 161,500.00	9,500	0.0197%	09/30/2003	9,500
DISCOVERY MANAGEMENT LTD.	$ 149,600.00	8,800	0.0182%	09/30/2003	8,800
AXA ROSENBERG INVESTMENT MANAGEMENT LLC	$ 146,200.00	8,600	0.0178%	09/30/2003	0
MFC GLOBAL INVESTMENT MANAGEMENT (USA) LTD.	$ 131,818.00	7,754	0.0161%	09/30/2003	1,604
SENTRY SELECT CAPITAL CORP.	$ 127,500.00	7,500	0.0155%	06/30/2003	0
BANC ONE INVESTMENT ADVISORS	$ 127,143.00	7,479	0.0155%	09/30/2003	779
BEAR, STEARNS & CO., INC.	$ 103,887.00	6,111	0.0126%	09/30/2003	<159>

WELLS FARGO BANK, N.A.	$ 96,016.00	5,648	0.0117%	09/30/2003	1,056
LEGG MASON WOOD WALKER, INC.	$ 56,950.00	3,350	0.0069%	09/30/2003	907
TD ASSET MANAGEMENT, INC.	$ 51,850.00	3,050	0.0063%	09/30/2003	0
WELLS FARGO BANK NORTHWEST N.A.	$ 46,750.00	2,750	0.0057%	09/30/2003	0
CCM PARTNERS	$ 34,850.00	2,050	0.0042%	09/30/2003	0
WELLS FARGO BANK WISCONSIN, N.A.	$ 34,000.00	2,000	0.0041%	09/30/2003	2,000
WELLS FARGO BANK NEBRASKA, N.A.	$ 32,215.00	1,895	0.0039%	09/30/2003	0
WELLS FARGO BANK MINNESOTA, N.A.	$ 26,350.00	1,550	0.0032%	09/30/2003	1,450
WELLS FARGO BANK MONTANA, N.A.	$ 25,551.00	1,503	0.0031%	09/30/2003	0
RBC CAPITAL MARKETS	$ 15,300.00	900	0.0019%	09/30/2003	100
PNC BANK, N.A. (PNC ADVISORS)	$ 15,300.00	900	0.0019%	09/30/2003	0
ADVEST BANK & TRUST CO.	$ 14,280.00	840	0.0017%	09/30/2003	840
THE FIRST NATIONAL BANK OF OMAHA (FNB FUND ADVISORS)	$ 13,685.00	805	0.0017%	09/30/2003	0
THE NORTHWESTERN MUTUAL LIFE INSURANCE CO.	$ 8,500.00	500	0.0010%	09/30/2003	0
OWENOKE CAPITAL MANAGEMENT LLC	$ 4,930 00	290	0.0006%	09/30/2003	0
UNION BANK & TRUST CO.	$ 1,700.00	100	0.0002%	09/30/2003	0
DEERE & CO. PENSION FUND	$ 0.00	0	0.0000%	09/30/2003	<22,500>
ING INVESTMENTS LLC	$ 0 00	0	0.0000%	09/30/2003	<29,840>
FIDELITY MANAGEMENT & RESEARCH CO.	$ 0.00	0	0.0000%	09/30/2003	<15,586>
SG COWEN SECURITIES CORP.	$ 0.00	0	0.0000%	09/30/2003	<25,120>
FIRST VIRGINIA BANK	$ 0.00	0	0.0000%	09/30/2003	<40>
SMITH ASSET MANAGEMENT GROUP LP	$ 0.00	0	0.0000%	09/30/2003	<5,500>
LEHMAN BROTHERS	$ 0.00	0	0.0000%	09/30/2003	<16,413>
WELLS FARGO BANK INDIANA, N.A.	$ 0 00	0	0.0000%	09/30/2003	<1,450>
NUMERIC INVESTORS LP	$ 0.00	0	0.0000%	09/30/2003	<209,000>
JEMMCO CAPITAL	$ 0.00	0	0.0000%	09/30/2003	<166,800>
BATTERYMARCH FINANCIAL MANAGEMENT, INC.	$ 0.00	0	0.0000%	09/30/2003	<64,350>
BANKILLINOIS	$ 0.00	0	0.0000%	09/30/2003	<226>

603 W 14th Avenue
Spokane WA 99204-3719
509/624-3553
rushrichard@comcast.net

RECEIVED
DEC 01 2003
4:50 pm (PT)

December 1, 2003

Karen Feltes
Corporate Secretary
Avista Corporation
1411 E Mission Avenue
PO Box 3727
Spokane WA 99220-3727

Dear Ms. Feltes:

Enclosed find a shareholder proposal for the 2004 Annual Meeting, a copy of my brokerage account statement documenting my ownership of 400 shares of Avista stock and copies of two brokerage trade confirmations documenting the dates on which I acquired this stock. Please let this letter also serve as my declaration to maintain ownership of these shares through the 2004 Avista Annual Meeting.

Sincerely,



Richard Rush

Shareholder Proposal to Avista Corporation
for submission to the 2004 Annual Meeting

Whereas Avista Corporation is an integral part of the eastern Washington economy and

Whereas Avista has been headquartered in Spokane Washington for over 100 years and

Whereas the ownership of the Corporation has historically and traditionally been largely based in its service area and

Whereas the employees, ratepayers and citizens of Avista's service area have a vital stake in the region's economic health and in the civic stewardship provided by the Corporation and

Whereas a bill has been introduced in the United States Congress that would repeal the Public Utility Company Holding Act of 1935, making the Corporation more vulnerable to acquisition by absentee ownership,

Be it resolved that the shareholders of Avista Corporation recommends that the Board of Directors adopt a resolution that, should any acceptable offer for purchase of the Corporation be tendered, the Corporation shall offer a first right of refusal to its employees, customers and any citizens within its service area. Such right may be for a specified time period (e.g. 120 days) and the Corporation will make every reasonable effort to facilitate its sale to these entities via newspaper, television, radio, bill inserts and any other medium Corporation believes would be effective to give proper and thorough notice of offer.

Statement in support of Shareholder Proposal

Avista Corporation is one of the cornerstones of the eastern Washington economy. The services the Corporation provides are basic to the maintenance of a healthy and thriving regional economy. The jobs and economic multiplier the Corporation provides to the community are essential to the quality of life in eastern Washington. Local control of this vital economic resource will best serve the shareholders and customers of the Corporation. Please vote in favor of this proposal.

Schwab One® Account
Account Number: [redacted]

Statement Period: October 1, 2003 to October 31, 2003
Last Statement: September 30, 2003

SCHWAB *signature platinum*

Visit our website at: schwab.com
Questions? Call 1-800-435-9050

Account Opened in: 1988
Page 1

31/10 CNAD1604-001792-SML-09204371900 644271 2-4
RICHARD STEPHEN RUSH
603 W 14TH AVE
SPOKANE WA 99204-3719



001792

Account Of
RICHARD STEPHEN RUSH
603 W 14TH AVE
SPOKANE WA 99204-3719

Account Value Summary

Cash & Sweep Money Market Funds	[redacted]
Investments	[redacted]
Total Account Value	[redacted]

Change In Value Summary

Change in Value Since September 30, 2003:	[redacted]
Change in Value Since January 1, 2003:	[redacted]

Margin Account Information

Margin Account Equity	[redacted]
Funds Available Margin	[redacted]

Rate Summary

Schwab MMF	0.37%
Margin Loan Rate	4.50% to 7.50%

Investment Detail

Description	Symbol	Quantity Long/Short		Price	Market Value
Cash and Money Market Funds (Sweep)					
SCHWAB MONEY MARKET FUND	SWMXX	18,218.7600	L	$ 1	$ 18,218.76
Investments					
A T & T CORP NEW (M)	T	[redacted]	L	$ 18.5900	[redacted]
A T & T WIRELESS SVCS (M) ODDLOT TENDER OFFER EXP:11/21/03	AWE	[redacted]	L	7.2500	[redacted]
AGERE SYSTEMS INC CL A (M) CLASS A	AGRA	[redacted]	L	3.4800	[redacted]
AGERE SYSTEMS INC CL B (M) CLASS B	AGRB	[redacted]	L	3.3900	[redacted]
AMERICAN STATES WATER CO (M) HOLDING CO	AWR	[redacted]	L	24.5000	[redacted]
AQUILA INC (M)	ILA	[redacted]	L	3.9500	[redacted]
ASCHE TRANSPORT SVCS	ASHE	[redacted]	L	0.0001	[redacted]
AVISTA CORPORATION (M)	AVA	400	L	17	6,800.00
CADBURY SCHW 8.625%PFD A (M) DEL L P GTD QTRLY INCM	CSD+A	[redacted]	L	25.9500	[redacted]
COMCAST CORP NEW CL A (M)	CMCSA	[redacted]	L	33.9200	[redacted]

Please see "Footnotes for Your Account" section for an explanation of the footnote codes and symbols on this statement.



Subject: eConfirms(TM)
Date: Thu, 25 May 2000 04:42:01 -0400 (EDT)
From: "Schwab AccountActivityAlerts" <SchwabAlerts.AccountAlerts@schwab.com>
To: RSR@USWEST.NET

Charles Schwab account activity ALERTS

Schwab Confirms

This e-mail contains your trade confirmation.

Action	Quantity	Symbol	Security Number/CUSIP	Unit Price
BOUGHT	200	AVA	05379B-10-7	20.875

		Item Description
Principal Amount:	$4,175.00	AVISTA CORPORATION
Schwab Commission:	29.95	
Total Amount:	$4,204.95	

This transaction was executed on 5/24/00 and will settle on 5/30/00.

Additional Information About This Trade

- Unless you have already instructed us differently, we will hold this security in your account.
- Market where executed: Chicago Stock Exchange
- Unsolicited trade
- Transaction Type: Margin

Capacity

Charles Schwab & Co., Inc. acted as your agent.

Please view, print, or download additional terms and conditions of your transaction. You may request duplicate paper confirmations by contacting Schwab at 1-800-435-4000.

Thank you for investing with Charles Schwab.

Charles Schwab & Co., Inc.
Headquarters: The Schwab Building
101 Montgomery Street, San Francisco, CA 94104

Please have your account number and password ready to view your account information or modify your e-mail subscription.

Subject: eConfirms(TM) - Schwab Portfolio
From: "Schwab Alerts" <SchwabAlerts.AccountActivity@Schwab.com>
To: RSR@QWEST.NET
BCC: ebmail@e-archive.schwab.com

CharlesSchwab | account activity ALERTS



This email contains your trade confirmation.

Account nicknamed: Schwab Portfolio

Action	Quantity	Symbol	Security Number/CUSIP	Unit Price
BOUGHT	200	AVA	05379B-10-7	18.00

		Item Description
Principal Amount:	$3,600.00	AVISTA CORPORATION
Schwab Commission:	29.95	
Total Amount:	$3,629.95	

This transaction was executed on 1/04/01 and will settle on 1/09/01.

Additional Information About This Trade

- Unless you have already instructed us differently, we will hold this security in your account.
- Market where executed, Chicago Stock Exchange
- Unsolicited trade
- Transaction Type: Margin

Capacity

Charles Schwab & Co., Inc. acted as your agent.

Please view, print, or download additional terms and conditions of your transaction. You may request duplicate paper confirmations by contacting Schwab at 1-800-435-4000.

Thank you for investing with Charles Schwab.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Avista Corporation
Incoming letter dated January 8, 2004

The proposal recommends that the board adopt a resolution that Avista offer a right of first refusal to its employees, customers and citizens within its "service area" if an "acceptable offer" for the "purchase" of Avista is "tendered." The proposal further directs the company to make every reasonable effort to facilitate the sale to these entities.

There appears to be some basis for your view that Avista may exclude the proposal under 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Avista omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Avista relies.

Sincerely,



John Mahon